BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, February 7, 2007
Buenos Aires Stock Exchange

Dear Sirs,

          We are writing to you in order to inform you that the Argentine Central Bank (the "BCRA") authorized Banco de Galicia y Buenos Aires S.A. to repurchase its refinanced foreign debt to the extent said bank has repaid in advance the rediscounts granted by the BCRA in an amount equivalent to that of the foreign debt to be repaid. To such purposes, the early repayments made by Banco de Galicia y Buenos Aires S.A. to the BCRA on account of liquidity assistance since December 20, 2006 shall be taken into account.

          Yours sincerely,

                              Maria Matilde Hoenig
                                  In charge of
                                Market Relations